UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. )1

Superior Drilling Products, Inc. Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

868153107

(CUSIP Number)

jeffrey E. eberwein

Star Equity fund, lp

53 Forest Avenue, Suite 101

Old Greenwich, Connecticut 06870

(203) 489-9504

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 27, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 868153107

1	NAME OF REPORTING PERSON

STAR EQUITY FUND, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		350,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

350,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

350,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1.24%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 868153107

1	NAME OF REPORTING PERSON

STAR EQUITY FUND GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		350,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

350,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

350,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.24%
14	TYPE OF REPORTING PERSON

OO

3

CUSIP No. 868153107

1	NAME OF REPORTING PERSON

STAR INVESTMENT MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CONNECTICUT
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		350,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

350,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

350,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.24%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP No. 868153107

1	NAME OF REPORTING PERSON

STAR EQUITY HOLDINGS, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		350,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

350,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

350,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.24%
14	TYPE OF REPORTING PERSON

CO

5

CUSIP No. 868153107

1	NAME OF REPORTING PERSON

JEFFREY E. EBERWEIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,900,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		-0-
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,900,000
	10	SHARED DISPOSITIVE POWER

-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,900,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.73%
14	TYPE OF REPORTING PERSON

IN

6

CUSIP No. 868153107

1	NAME OF REPORTING PERSON

STAR VALUE, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		350,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

350,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

350,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.24%
14	TYPE OF REPORTING PERSON

CO

7

CUSIP No. 868153107

1	NAME OF REPORTING PERSON

ROBERT G. PEARSE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		-0-
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		-0-
PERSON WITH	9	SOLE DISPOSITIVE POWER

-0-
	10	SHARED DISPOSITIVE POWER

-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

8

CUSIP No. 868153107

1	NAME OF REPORTING PERSON

BASHARA BOYD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		-0-
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		-0-
PERSON WITH	9	SOLE DISPOSITIVE POWER

-0-
	10	SHARED DISPOSITIVE POWER

-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

9

CUSIP No. 868153107

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the common stock, par value $0.001 per share (the “Shares”), of Superior Drilling Products, Inc. a Utah corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 1583 South 1700 East, Vernal, Utah, 84078.

Item 2.	Identity and Background.

(a)       This statement is filed by:

(i)	Star Equity Holdings, Inc., a Delaware corporation (“Star Equity Holdings”);
(ii)	Star Equity Fund, LP, a Delaware limited partnership (“Star Equity Fund”);
(iii)	Star Equity Fund GP, LLC, a Delaware limited liability company (“Star Equity GP”), which serves as the general partner of Star Equity Fund;
(iv)	Star Investment Management, LLC, a Connecticut limited liability company (“Star Investment Management”), which serves as the investment manager of Star Equity Fund;
(v)	Jeffrey E. Eberwein, who serves as the manager of Star Equity GP and Star Investment Management;
(vi)	Star Value, LLC., a Delaware limited liability company (“Star Value”);
(vii)	Robert G. Pearse; and
(viii)	BaShara Boyd.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing and Solicitation Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       The address of the principal office of each of Star Equity Fund, Star Equity GP, Star Investment Management, Star Equity Holdings, Star Value and Mr. Eberwein is 53 Forest Avenue, Suite 101, Old Greenwich, Connecticut 06870. The address of the principal office of Mr. Pearse is 12610 Arroyo De Arguello, Saratoga, California 95070. The address of the principal office of Mrs. Boyd is 5300 Memorial Drive, Suite 475, Houston, Texas 77007.

(c)       The principal business of Star Equity Fund is investing in securities. The principal business of Star Equity GP is serving as the general partner of Star Equity Fund. The principal business of Star Investment Management is serving as the investment manager of Star Equity. The principal business of Star Equity Holdings, Inc. is serving as a diversified holding company with various divisions. The principal business of Star Value is serving as sole member of Star Equity GP. The principal occupation of Mr. Eberwein is serving as the Executive Chairman of Star Equity Holdings, and CEO and board member of Hudson Global Inc. He also serves as manager of Star Equity GP and Star Investment Management. Mr. Pearse’s principal occupation is serving as a Managing Partner at Yucatan Rock Ventures, where he specializes in technology investments and consulting. Ms. Boyd’s principal occupation is serving as partner for Walker Eisenbraun, LLC.

10

CUSIP No. 868153107

(d)       No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       Other than as set forth here in this paragraph, no Reporting Person, has during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Eberwein and Lone Star Value Management, LLC (“LSVM”) are subject to an SEC administrative order dated February 14, 2017, File No. 3-17847 (the “Consent Agreement”). Without admitting or denying the findings set forth in the Consent Agreement, among other things, (A) Mr. Eberwein and LSVM consented to ceasing and desisting from committing or causing any violations and any future violations of Section 13(d) of the Securities Exchange Act of 1934, as amended, and Rules 13d-1 and 13d-2 promulgated thereunder, (B) Mr. Eberwein consented to ceasing and desisting from committing or causing any violations and any future violations of Section16(a) of the Exchange Act and Rules 16a-2 and 16a-3 promulgated thereunder, (C) Mr. Eberwein agreed to pay a civil money penalty in the amount of $90,000 to the SEC, and (D) LSVM agreed to pay a civil money penalty in the amount of $120,000 to the SEC. The Consent Agreement did not include any finding that (i) Mr. Eberwein and LSVM or any of their affiliates committed any violations of the federal securities laws, or (ii) there was any harm to any investor in Lone Star or its affiliates. On February 24, 2020, the SEC issued an order (Securities Exchange Act Release No. 5448) (the “Advisers Act Order”) relating to allegations, among other things, that LSVM failed to properly disclose certain specific transactions in advance and obtain client consent for these transactions prior to their completion and that LSVM failed to implement certain written policies and procedures. The Advisers Act Order alleged violations of Section 206(3) and 206(4) of the Investment Advisers Act of 1940 (“Advisers Act”) and Rule 206(4)-7 thereunder by Mr. Eberwein and LSVM. Without admitting or denying the findings, they consented to the Advisers Act Order and agreed to cease and desist from committing or causing any violations of the above-referenced Advisers Act provisions, for LSVM to be censured and to pay civil penalties of $25,000 for Mr. Eberwein and $100,000 for LSVM.

(f)       Messrs. Eberwein and Pearse, and Ms. Boyd are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by Star Equity Fund (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule B, which is incorporated by reference herein. The aggregate purchase price of the 350,000 Shares beneficially owned by Star Equity Fund is approximately $363,142, including brokerage commissions. The aggregate purchase price of the 1,550,000 Shares beneficially owned by Mr. Eberwein is approximately $1,530,866, including brokerage commissions.

11

CUSIP No. 868153107

Item 4.	Purpose of Transaction.

On May 9, 2022 Star Equity Fund (together with the other Reporting Persons, the “Shareholder Group”) delivered a letter to the Issuer (the “Nomination Letter”) nominating the Nominees, as set forth therein, for selection to the Board at the Issuer’s 2022 annual meeting of shareholders (including any other meeting of shareholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof, the “Annual Meeting”). The Reporting Persons believe the nominees Robert G. Pearse and BaShara Boyd (the “Nominees”) are highly qualified director nominees who will be fully committed to ensuring that the best interests of stockholders are properly prioritized.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

The Reporting Persons have engaged, and may continue to engage, in general discussions with the Issuer’s Board of Directors (the “Board”) and management team, including with respect to the composition of the Board.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis.  Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in additional communications with management and the Board of the Issuer, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including Board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 28,235,001 Shares outstanding as of March 23, 2022, which is the total number of Shares reported outstanding in the Issuer’s Annual Report on Form 10-K, filed with the Securities and Exchange Commission on March 24, 2022.

A.	Star Equity Holdings
(a)	Star Equity Holdings, as the parent of Star Value, sole member of Star Management, and limited partner of Star Equity Fund may be deemed the beneficial owner of the aggregate 350,000 Shares beneficially owned by Star Equity Fund.

Percentage: Approximately 1.24%

12

CUSIP No. 868153107

(b)	1. Sole power to vote or direct vote: 350,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 350,000
4. Shared power to dispose or direct the disposition: 0

(c)	Star Equity Holdings has not entered into any transactions in the Shares during the past 60 days. The transactions in the Shares on behalf of Star Equity Fund during the past 60 days are set forth in Schedule A and are incorporated herein by reference.
B.	Star Equity Fund
(a)	As of the close of business on May 9, 2022, Star Equity Fund beneficially owned 350,000 Shares.

Percentage: Approximately 1.24%

(b)	1. Sole power to vote or direct vote: 350,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 350,000
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Star Equity Fund during the past 60 days are set forth in Schedule A and are incorporated herein by reference
C.	Star Equity GP
(a)	Star Equity GP, as the general partner of Star Equity Fund, may be deemed the beneficial owner of the aggregate 350,000 Shares owned by Star Equity Fund.

Percentage: Approximately 1.24%

(b)	1. Sole power to vote or direct vote: 350,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 350,000
4. Shared power to dispose or direct the disposition: 0

(c)	Star Equity GP has not entered into any transactions in the Shares during the past 60 days. The transactions in the Shares on behalf of Star Equity Fund during the past 60 days are set forth in Schedule A and are incorporated herein by reference
D.	Star Investment Management
(a)	Star Investment Management, as the investment manager of Star Equity Fund, may deemed the beneficial owner of the aggregate 350,000 Shares beneficially owned by Star Equity Fund.

Percentage: Approximately 1.24%

(b)	1. Sole power to vote or direct vote: 350,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 350,000
4. Shared power to dispose or direct the disposition: 0

13

CUSIP No. 868153107

(c)	Star Investment Management has not entered into any transactions in the Shares during the past 60 days. The transactions in the Shares on behalf of Star Equity Fund during the past 60 days are set forth in Schedule A and are incorporated herein by reference
E.	Mr. Eberwein
(a)	As of the close of business on May 9, 2022, Mr. Eberwein directly owned 1,550,00 Shares of common stock. Additionally, Mr. Eberwein, as the manager of Star Equity GP and Star Equity Management, may be deemed the beneficial owner of the 350,000 Shares owned by Star Equity Fund. In total Mr. Eberwein may be deemed the beneficial owner of the aggregate 1,900,000 Shares of common stock.

Percentage: Approximately 6.73%

(b)	1. Sole power to vote or direct vote: 1,900,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,900,000
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Mr. Eberwein and Star Equity Fund during the past 60 days are set forth in Schedule A and are incorporated herein by reference.
F.	Star Value
(a)	Star Value, as the sole member of Star Equity GP and wholly owned subsidiary of Star Equity Holdings may be deemed the beneficial owner of the Shares of common stock owned by Star Equity Fund

Percentage: Approximately 1.24%

(b)	1. Sole power to vote or direct vote: 350,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 350,000
4. Shared power to dispose or direct the disposition: 0

(c)	Star Value has not entered into any transactions in the Shares during the past 60 days. The transactions in the Shares on behalf of Star Equity Fund during the past 60 days are set forth in Schedule A and are incorporated herein by reference.
G.	Mr. Pearse
(a)	As of the close of business on May 9, 2022, Mr. Pearse did not beneficially own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Pearse has not entered into any transactions in the Shares during the past 60 days.
14

CUSIP No. 868153107

H.	Ms. Boyd
(a)	As of the close of business on May 9, 2022, Ms. Boyd did not beneficially own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0

(c)	Ms. Boyd has not entered into any transactions in the Shares during the past 60 days.

The Reporting Persons, as members of a “group” for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(d)       No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)       Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On May 6, 2022, the Reporting Persons entered into a Joint Filing and Solicitation Agreement in which, among other things, (a) the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer, (b) the parties agreed to form a group for the purpose of (i) soliciting written consents or proxies for the election of the Nominees to the Board at the Annual Meeting (the “Solicitation”), (ii) taking such other actions as the parties deem advisable, and (iii) taking all other action necessary or advisable to achieve the foregoing, and (c) Star Equity Fund agreed to bear all pre-approved expenses incurred in connection with the solicitation. A copy of the Joint Filing and Solicitation Agreement is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Pursuant to letter agreements, Star Equity Fund has agreed to indemnify each of the Nominees against claims arising from the Solicitation and related transactions. A form of the indemnification letter agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Each of the Nominees has granted Mr. Eberwein powers of attorney in connection with the Solicitation. A form of the power of attorney agreement is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

15

CUSIP No. 868153107

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	Joint Filing and Solicitation Agreement, dated May 6, 2022.
99.2	Form of Indemnification Agreement.
99.3	Form of Power of Attorney.

16

CUSIP No. 868153107

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 9, 2022

Star Equity Holdings, Inc.

By:	/s/ Jeffrey E. Eberwein
	Name:	Jeffrey E. Eberwein
	Title:	Executive Chairman

Star Equity Fund, LP

By:	Star Equity Fund GP, LLC General Partner

By:	/s/ Jeffrey E. Eberwein
	Name:	Jeffrey E. Eberwein
	Title:	Manager

Star Equity Fund GP, LLC

By:	/s/ Jeffrey E. Eberwein
	Name:	Jeffrey E. Eberwein
	Title:	Manager

Star Investment Management, LLC

By:	/s/ Jeffrey E. Eberwein
	Name:	Jeffrey E. Eberwein
	Title:	Manager

/s/ Jeffrey E. Eberwein
JEFFREY E. EBERWEIN Individually and as attorney-in-fact for Robert G. Pearse and BaShara Boyd

Star Value, LLC

By:	Star Equity Holdings, Inc.

By:	/s/ Jeffrey E. Eberwein
	Name:	Jeffrey E. Eberwein
	Title:	Executive Chairman

17

CUSIP No. 868153107

SCHEDULE A

Transactions in the Securities of the Issuer During the Past Sixty Days

Shares of Common Stock Purchased/(Sold)	Price Per Share ($)	Date of Purchase / Sale

STAR EQUITY FUND, LP

Common Stock	1,000	4/22/2022
Common Stock	25,000	5/2/2022
Common Stock	25,000	5/3/2022
Common Stock	92,864	5/4/2022
Common Stock	46,689	5/5/2022
Common Stock	34,214	5/6/2022
Common Stock	125,233	5/9/2022

JEFFREY E. EBERWEIN

Common Stock	200,000	3/14/2022
Common Stock	336,014	3/15/2022
Common Stock	120,011	3/16/2022
Common Stock	5,680	3/17/2022
Common Stock	23,431	3/21/2022
Common Stock	477	3/29/2022
Common Stock	195,535	3/30/2022
Common Stock	44,399	3/31/2022
Common Stock	61,401	4/1/2022
Common Stock	24,750	4/4/2022
Common Stock	88,302	4/5/2022
Common Stock	54,630	4/6/2022
Common Stock	35,858	4/7/2022
Common Stock	23,082	4/8/2022
Common Stock	48,494	4/11/2022
Common Stock	90,682	4/12/2022
Common Stock	13,143	4/13/2022
Common Stock	5,821	4/14/2022
Common Stock	(17,050)	4/18/2022
Common Stock	23,348	4/20/2022
Common Stock	100	4/22/2022
Common Stock	100	4/25/2022
Common Stock	19,679	4/26/2022
Common Stock	53,551	4/27/2022
Common Stock	48,562	4/28/2022
Common Stock	25,800	4/29/2022
Common Stock	24,200	5/2/2022